

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2020

Andrew Bowden
Chief Executive Officer
Item 9 Labs Corp.
2727 North 3rd Street, Suite 201
Phoenix, AZ 85004

>   **Re: Item 9 Labs Corp.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed March 6, 2020**
>   **File No. 000-54730**

Dear Mr. Bowden:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed March 6, 2020

General

1.   Please revise your information statement to provide all of the information required by Item 14 of Schedule 14A, as appropriate, including the Item 14(b)(8)-(11) financial information, or advise. See also Item 14(c)(2) of Schedule 14A.

2.   Please revise to include a discussion as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:
     •   the material terms in the initial proposal and subsequent proposals and counter offers;
     •   identification of the parties involved;
     •   alternatives;

- valuations; and
- the Board's basis for approving the proposed transaction.

3. Please provide the information required by Item 1004(a)(2) of Regulation M-A. See also Schedule 14A, Item 14(b)(4) or advise.

4. Please provide us with your detailed analysis as to how you determined that you are not required to register the transaction under the Securities Act.

Additional Information, page 16

5. We note that you have incorporated by reference certain of the information required by Item 14 of Schedule 14A. Please note that this information may be incorporated by reference to the same extent as would be permitted by Form S-4 pursuant to Item 14(e) to Schedule 14A. As you do not appear to meet the requirements for use of Form S-3, please revise the Schedule 14A to include the information required by Item 14(c). Alternatively, please advise us if you intend to rely upon Item 14(e)(2) to incorporate the required information by reference and, if so, please confirm that you will deliver the information incorporated by reference in the information statement to stockholders at the same time as you send them the information statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jessica M. Lockett, Esq.